[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

MARY E. THORNTON

DIRECT LINE: 202.383.0698

E-mail: mary.thornton@sablaw.com

May 21, 2008

VIA EDGAR TRANSMISSION

Michael L. Kosoff

Staff Attorney

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form S-1 for

TIAA-CREF Life Insurance Company

File No. 333-149714

Dear Mr. Kosoff:

On behalf of TIAA-CREF Life Insurance Company (the “Company”), this letter responds to comments with respect to the initial registration of the above-referenced filing that you conveyed to us by letter dated April 25, 2008. The initial registration statement was filed with the Securities and Exchange Commission on March 14, 2008.

The Company has revised the prospectus in the initial registration statement in response to the Staff’s comments. Accordingly, attached for your convenience are relevant prospectus pages marked to reflect these changes. The Company also will include these changes in a pre-effective amendment to the registration statement, along with additional updating changes, financial statements, any exhibits not included in the initial registration statement, and certain other omitted information (including management’s discussion and analysis and executive compensation disclosure).

Michael L. Kosoff

May 21, 2008

Each of the Staff’s comments is set forth below, followed by the Company’s response.

1.     Summary (p. 2)

Comment:	In the market value adjustment (“MVA”) description, please include a statement to the effect that the MVA is assessed against the FTD if annuitization, surrender or withdrawal takes place more than 30 days before the end of the term (as is similarly described with regard to the surrender charge).

Response:	The Company has revised the disclosure to state that it will not apply an MVA upon cancellation of the Contract during the “free look” period, on systematic interest withdrawals, upon surrender or withdrawal from an FTD within the last 30 days of an FTD’s term, upon application of the Contract Value to an Income Option during the last year of an FTD’s term, or upon payment of the death benefit.

2.     The Contract (p. 4)

Comment:	Please remove the phrase “the descriptions you read here are qualified entirely by the contract itself.” This statement suggests that a contract owner’s rights may be limited by the language contained in the contract and may mislead contract owners as to their rights under the securities laws. In the alternative, please note in the same place that the prospectus describes all material rights and obligations under the contract.

Response:	The Company has removed the phrase, as requested, and has instead disclosed that the material rights, obligations, and benefits of the Contract are described in the prospectus.

3.     Market Value Adjustment (pp. 8-9)

a. Comment:	Please revise the paragraph beginning “as a general rule” to reflect the fact that if interest rates remain the same, or go down, one might still be adversely affected by the MVA (because of the 0.25% factor). Please also clarify supplementally what the 0.25% factor is designed to reimburse since an MVA is presumably designed to reimburse the issuer for breakage costs.

Response:	The Company has revised the paragraph to reflect the fact that if interest rates remain the same, or decrease by less than 0.25%, the MVA will be negative due to the 0.25% factor.

While the MVA is intended to protect the Company from interest rate risk (i.e., the risk of liquidating assets at a gain or loss due to changes in market interest rates in order to fund a premature withdrawal, surrender, or annuitization from an FTD), the 0.25% factor is designed to reimburse the Company for additional losses that may be incurred when assets are prematurely liquidated to fund a premature withdrawal, surrender, or annuitization from an FTD, such as those losses which may result from changes in market valuations pertaining to changes in credit spreads, liquidity, volatility, and other asset valuation anomalies not related to changes in market interest rates.

Michael L. Kosoff

May 21, 2008

b. Comment:	Please clarify how the MVA operates. (i.e., explicitly state that the amount of the adjustment is equal to the amount withdrawn, surrendered or annuitized multiplied by the product of the MVA formula.)

Response:	The disclosure has been revised to clarify that the Company first calculates an MVA ratio, and then calculates the amount of the MVA by multiplying this ratio by the amount withdrawn, surrendered, or applied to an Income Option.

c. Comment:	For clarity, please revise the definition of M to read “N rounded up to the next whole number.”

Response:	The Company has revised the definition of M to read “N rounded up to the next whole number.”

d. Comment:	Please confirm the insurer’s belief that the difference in interest rates on STRIPS would be reasonably similar to the difference in interest rates of FTDs of the same maturity, when no FTD option of similar maturity is available.

Response:	The Company confirms its belief that the difference in interest rates on STRIPS would be reasonably similar to the difference in interest rates of FTDs of the same maturity, when no FTD option of similar maturity is available.

4.     Cash Withdrawals (p. 10)

Comment:	Please explain whether, when no instructions are provided, cash withdrawals are taken pro-rata from all the FTDs or whether some other default methodology is used.

Response:	The Company has revised the disclosure to explain that a request for a partial withdrawal (i.e., less than the entire Contract Value) must include instructions designating the FTD(s) and/or the Short Term Holding Account from which the withdrawal should be made. The new disclosure also states that if such instructions are not received in good order, the Company will reject the withdrawal request unless it is received within the last 30 days of an FTD’s term. In that situation, the Company will make the withdrawal from the expiring FTD, but will reject any portion of the withdrawal that exceeds the Contract Value in the expiring FTD.

5.     Other Administrative Matters (p. 29)

Comment:	Please confirm supplementally that your statement that the contract is incontestable is not intended to limit a contract owner’s ability to rely on statements found in this prospectus and assert any rights expressed in this prospectus under the federal securities laws.

Response:	The Company confirms that the statement that the contract is incontestable is not intended to limit a contract owner’s ability to rely on statements found in the prospectus and to assert any rights expressed in the prospectus under the federal securities laws.

Michael L. Kosoff

May 21, 2008

6. Distribution of the Contract (p. 31)

Comment:	Please provide all information required by Item 508 of Regulation S-K to the extent applicable, including the compensation information required by 508(e).

Response:	The Company will provide all information required by Item 508 of Regulation S-K, including the compensation information required by 508(e), in a pre-effective amendment to the registration statement.

7. Powers of Attorney

Comment:	Please include new Powers of Attorney that specifically describes this registration statement by name or ‘33 Act file number as per Rule 483(b).

Response:	The Company will include new Powers of Attorney that specifically describes the registration statement by name or ‘33 Act file number in a pre-effective amendment to the registration statement.

8.     Guarantees and Support Agreements

Comment:	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:	There are no guarantees or support agreements with third parties to support the Company’s guarantees under the contracts, other than the financial support agreement discussed in the prospectus in the “Potential Risk Factors that May Affect Future Results” and “Transactions with Related Persons, Promoters, and Certain Control Persons” sections.

9.     Financial Statements, Exhibits, Other Information and Marketing Name

Comment:	Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response:	The Company will include financial statements, exhibits, and other required or missing disclosure in a pre-effective amendment to the registration statement.

10.     Tandy Representation

Comment:	Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Michael L. Kosoff

May 21, 2008

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Response:	The Company will submit a letter under separate cover with a pre-effective amendment to the registration statement that acknowledges these representations.

*        *        *

We hope that you will find these responses satisfactory. We appreciate the Staff’s assistance in reviewing this filing. If you have any questions or comments, please contact the undersigned at (202) 383-0698 or Elisabeth M. Bentzinger at (202) 383-0717.

Sincerely,

/s/ Mary E. Thornton

Mary E. Thornton

Attachment

cc:	Rachel Dubow

Edward L. Hancock

Gerald McCullough

Elisabeth M. Bentzinger

SUMMARY

You should read this summary together with the detailed information you will find in the rest of the prospectus.

WHAT IS THE “MARKETING NAME” ANNUITY?

The “Marketing Name” Annuity is an individual flexible premium modified guaranteed annuity contract that allows you to accumulate funds on a tax-deferred basis for retirement or other long-term investment purposes and to receive future payment of those funds as lifetime income or through other payment options. You generally are not taxed on any earnings or appreciation on the assets in the Contract until money is taken out of the Contract.

Currently, Premiums can be allocated to any of ten FTD options which can be chosen by you. Each FTD option guarantees a specified rate of interest for the specified term.

The Contract is available to you provided that it has been approved by the insurance department of your state of residence. Approvals are pending in certain jurisdictions.

WHAT FEES AND EXPENSES MIGHT BE DEDUCTED FROM MY CONTRACT?

There are certain fees and expenses that may be deducted from your Contract.

•

Premium taxes – we may deduct premium taxes from your Contract Value when it is applied to an Income Option, or when Premiums are paid. State premium taxes currently range from 1.0% to 3.5% of Premium payments and are determined by the insurance laws of your state of residence.

•

Annual maintenance fee – during the Accumulation Period, we will deduct an annual maintenance fee of $25 from your Contract Value (if your Contract Value is less than $25,000) on each annual anniversary and upon surrender of your Contract.

•

Surrender charge – we will assess a surrender charge on any surrender or withdrawal taken from an FTD more than 30 days before the end of its term. The surrender charge will be equal to six months of simple interest on the amount withdrawn at the FTD’s crediting rate (even if the FTD has not been in force for six months), or a lesser amount, if required by state insurance law. We will not assess a surrender charge upon cancellation of your Contract during the free look period, systematic interest withdrawals, payment of the death benefit, or if you apply your Contract Value to an Income Option.

•

Market value adjustment – if, before the end of an FTD’s term, you surrender your Contract, make a withdrawal, or apply your Contract Value to an Income Option, we generally will apply an MVA to the amount being surrendered, withdrawn, or applied to an Income Option. We will not apply an MVA upon cancellation of the Contract during the “free look” period, on systematic interest withdrawals, upon surrender or withdrawal from an FTD within the last 30 days of an FTD’s term, upon application of the Contract Value to an Income Option during the last year of an FTD’s term, or upon payment of the death benefit. An MVA may be positive or negative, which means an MVA may increase or decrease the amount you receive as a surrender, withdrawal, or annuity payment. Accordingly, the value of your Contract could either increase or decrease, and you could lose a substantial portion of the Premium(s) you originally invested. You should carefully consider your income needs before purchasing a Contract.

For more details, see “The Contract” - “Charges.”

WHEN DOES A MARKET VALUE ADJUSTMENT APPLY?

If, before the end of an FTD’s term, you surrender your Contract, make a withdrawal, or apply your Contract Value to an Income Option, we generally will apply an MVA to the amount being, surrendered, withdrawn or applied to an Income Option. An MVA may be positive or negative, which means an MVA may increase or

TIAA-CREF LIFE INSURANCE COMPANY AND TIAA

The Contracts are issued by TIAA-CREF Life Insurance Company, a stock life insurance company organized under the laws of the State of New York on November 20, 1996. TIAA-CREF Life Insurance Company commenced operations under its former name, TIAA Life Insurance Company, and changed its name on May 1, 1998. As of December 31, 2007, TIAA-CREF Life’s assets totaled approximately $3.1 billion. Our headquarters are located at 730 Third Avenue, New York, New York 10017-3206. TIAA-CREF Life is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”).

TIAA is a stock life insurance company organized under the laws of the State of New York. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. TIAA is the companion organization of the College Retirement Equities Fund (“CREF”), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in the State of New York in 1952. Together, TIAA and CREF, serving approximately 3.3 million people and 15,000 institutions, form the principal retirement system for the nation’s education and research communities and one of the largest retirement systems in the world, based on assets under management. As of December 31, 2007, TIAA’s assets were approximately $196.4 billion; the combined assets for TIAA and CREF totaled approximately $417.8 billion (although neither TIAA nor CREF stands behind TIAA-CREF Life’s guarantees).

THE CONTRACT

The Contract is an individual flexible premium (you can contribute varying amounts of at least $5,000) modified guaranteed annuity. The material rights, obligations, and benefits of the Contract are described in this prospectus. We plan on offering the Contract in all 50 states and the District of Columbia, although, currently, the Contract will not be available to residents in those jurisdictions where we have not yet received regulatory approval.

Qualified Contracts.  We are currently not offering contracts issued in connection with retirement plans that are intended to qualify for special Federal income tax treatment under Sections 408 or 408A of the IRC.

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT

To help the U.S. government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions, including us, to obtain, verify, and record information that identifies each person who opens an account.

What this means for you:  When you open an account, we will ask for your name, residential address, date of birth, social security number, and other information that will allow us to identify you, such as your home telephone number. Until you provide us with the information that we need, we may not be able to issue a Contract to you or effect any transactions for you.

If we are unable to verify your identity, or that of another person authorized to act on your behalf, or if we believe that we have identified potentially criminal activity, we reserve the right to take such action as we deem appropriate, which may include canceling your Contract.

PURCHASING A CONTRACT AND REMITTING PREMIUMS

Minimum Initial Premiums.  We will issue you a Contract as soon as we receive your completed application and your initial Premium at our Administrative Office in good order. (See “The Contract” – “Purchasing a Contract and Remitting Premiums” - “Good Order.”) Initial Premiums must be for at least $5,000 per FTD.

amounts we receive as Premiums. You have no direct or indirect interest in the investments we make with the Premiums. We will invest these amounts primarily in investment-grade fixed income securities. We will also consider other factors in determining the interest rates for the FTDs, including regulatory and tax requirements, administrative and sales expenses incurred by us, general economic trends, and competitive factors. We will make the determination as to the interest rate we will declare for each FTD. We cannot predict nor do we guarantee what future interest rates we will declare, but your Contract will have a minimum guaranteed interest rate that we will determine when we issue the Contract to you. You will also be credited with interest on any amounts held in the Short Term Holding Account at an interest rate determined by us, but not less than your Contract’s minimum guaranteed interest rate.

MARKET VALUE ADJUSTMENT (“MVA”)

If, before the end of an FTD’s term, you surrender your Contract, make a withdrawal or apply your Contract Value to an Income Option, we generally will apply an MVA to the amount being surrendered, withdrawn or applied to an Income Option. An MVA may be positive or negative, which means an MVA may increase or decrease the amount you receive as a surrender, withdrawal, or annuity payment.

To determine the MVA for an FTD at the time of a premature withdrawal, surrender, or selection of an Income Option from that FTD, we first calculate an MVA ratio (as described below, under “Market Value Adjustment Formula”). We then multiply this ratio by the amount you have withdrawn, surrendered, or applied to an Income Option to calculate the amount of the MVA.

Note:	An MVA will either increase or decrease your Contract Value, and you could lose a substantial portion of the Premium(s) you originally invested. You should carefully consider your income needs before purchasing a Contract. You directly bear any investment risk associated with an MVA.

Purpose of an MVA.  An MVA generally reflects the relationship on any given day between the interest rate you would earn if your Contract Value remained in the existing FTD until its maturity, and the interest rate you would earn if your Contract Value were transferred to a new FTD with a comparable remaining term on that day. The greater the difference in interest rates, the greater the effect that an MVA will have on your Contract Value. The amount of time remaining until maturity for a particular FTD also will affect the determination of an MVA; the greater the length of time remaining until maturity, the greater the effect an MVA will have on your Contract Value.

As a general rule, if interest rates have increased since your FTD was issued, the MVA will be negative and will decrease your Contract Value; if interest rates have decreased during that period by more than 0.25%, the MVA will be positive and will increase your Contract Value. The MVA formula (as set forth below) contains a 0.25% factor that is designed to compensate us for certain expenses and losses that we may incur, either directly or indirectly, as a result of a premature surrender, withdrawal, or selection of an Income Option. Thus, even if interest rates remain the same during the period, or decrease by less than 0.25%, the MVA will be negative due to the 0.25% factor.

The possibility of you experiencing a substantial, positive MVA (and, therefore, significant financial gain) due to an early redemption is unlikely.

Exceptions.  Any surrender, withdrawal, or selection of an Income Option from an FTD before the end of its term is considered premature and is subject to an MVA except for:

1)	a surrender to cancel the Contract during the “free look” period;

2)	systematic interest withdrawals;

3)	a surrender or withdrawal made by you within the last 30 days of an FTD’s term;

4)	annuity payments beginning on an annuity starting date that occurs during the last year of an FTD’s term; and

5)	amounts withdrawn to pay the death benefit.

Application of a Market Value Adjustment.  We calculate a separate MVA for each FTD by multiplying the amount that you surrender, withdraw, or from which you apply your Contract Value to an Income Option prematurely by the ratio calculated in accordance with the MVA formula set forth below. If multiple FTDs are affected by your premature surrender, withdrawal, or selection of an Income Option, we will apply multiple MVAs, some of which may be positive and some of which may be negative.

We will apply an MVA to each amount prematurely surrendered, withdrawn, or applied to an Income Option from an FTD. We will calculate the MVA as of the date we receive your written request for surrender or withdrawal or on the annuity starting date before we calculate any annuity payments. If an MVA is positive, we will credit the additional amount to your Contract Value before paying any surrender, withdrawal, or annuity payment; if an MVA is negative, we will deduct the amount from your Contract Value before paying any surrender, withdrawal, or annuity payment. We will also deduct any applicable surrender charges and premium taxes after we have applied the MVA.

Market Value Adjustment Formula.  The MVA formula applicable to an FTD equals N multiplied by R, where N and R are calculated as follows:

N =	the number of years remaining until maturity of the FTD. This number is calculated by multiplying the number of days remaining until maturity by 12 and dividing by 365, rounding the result up to the next whole number, and then dividing this result by 12

R =	I reduced by J and further reduced by 0.25%, where I and J are calculated as follows:

M = N rounded up to the next whole number

The transaction date equals the applicable annuity starting date or the effective date of the withdrawal or surrender.

If a new FTD with a term of M years is available to you on the transaction date then,

I = The interest rate applicable to the original FTD

J = The interest rate applicable to a new FTD with a term of M years being offered on the transaction date

If a new FTD with a term of M years is not available to you on the transaction date, then

I = the yield, as of the effective date of the FTD, of the STRIPS for which the time then remaining until maturity is closest, within six months, to the term of the FTD. If no STRIPS within six months is available, then I equals the interpolation of the yields, as of the effective date of the FTD, of the closest STRIPS maturity prior to, and the closest STRIPS maturity following, the term of the FTD; and

J = the yield, as of the transaction date, of the STRIPS for which the time then remaining until maturity is closest, within six months to M years. If no STRIPS within six months is available, then J equals the interpolation of the yields, as of the transaction date, of the closest STRIPS maturity prior to, and the closest STRIPS maturity following, M years.

STRIPS refers to U.S. Treasury STRIPS. The STRIPS yield is the U.S. Treasury STRIPS asked yield reported by the Wall Street Journal, or any successor thereto. If the U.S. Treasury STRIPS asked yield is no longer reported by the Wall Street Journal or its successor, we will choose a substantially similar yield, subject to any requisite approval of the insurance supervisory official of the jurisdiction in which the Contract is issued.

All withdrawal requests must be in accordance with procedures established by us. A withdrawal will be effective, and all values determined, as of the end of the Business Day in which we receive your written request in good order, unless you choose to defer the withdrawal’s effective date to a future date acceptable to us. You may not revoke a request for a withdrawal after its effective date.

If you request a withdrawal of less than the entire Contract Value, you must designate the FTD(s) and/or the Short Term Holding Account from which we should take the withdrawal. If you have not provided these instructions in good order, we will reject your withdrawal request unless we receive your request within the last 30 days of an FTD’s term. If we receive your withdrawal request within the last 30 days of an FTD’s term, we will make the withdrawal from the expiring FTD. However, if the amount of your withdrawal request exceeds the Contract Value in the expiring FTD, we will reject the portion of the withdrawal request that exceeds the Contract Value in the expiring FTD.

If you withdraw your entire Contract Value, we will cancel your Contract and all of our obligations to you under the Contract will end. We will deduct the annual maintenance fee from any surrender proceeds, if your Contract Value is less than $25,000 at the time of surrender.

Surrenders and withdrawals made more than 30 days before the maturity of an FTD’s term may be subject to a surrender charge and an MVA. (See “The Contract” – “Charges” - “Surrender Charge” and “The Contract” - “Market Value Adjustment.”) Withdrawals and surrenders are subject to Federal income tax, and a 10% IRS tax penalty on earnings may apply if you are under age 59 1/2. (See “Federal Income Taxes.”)

SYSTEMATIC INTEREST WITHDRAWALS

If your initial Premium is at least $25,000, you may request systematic withdrawals of the interest that we have credited to your FTD Values. Systematic interest withdrawals must be made from all FTDs in which you are invested. Systematic interest withdrawals can be established for monthly, quarterly, semi-annual or annual withdrawals from the first to the twenty-eighth day of the month. If the scheduled date of a systematic interest withdrawal is not a Business Day, the withdrawal will be paid on the next Business Day.

We do not assess a surrender charge or apply an MVA on systematic interest withdrawals; however, systematic interest withdrawals are subject to Federal income tax, and a 10% IRS tax penalty on earnings may apply if you are under age 59 1/2. (See “Federal Income Taxes.”)

Systematic interest withdrawals can only be initiated when the Contract is issued and cannot be cancelled. Systematic interest withdrawals will continue until the earliest of the following:

•	the annuity starting date,
•	the date we are notified of your death, or
•	the first death benefit payable date.

We may impose a fee of up to $5 per payment for systematic interest withdrawals paid by check.

CHARGES

No Deductions from Premiums.  The Contract does not provide for any front-end charges (except for premium taxes as may be required in certain jurisdictions – and as described below).

Premium Taxes.  Currently, residents of several states may be subject to premium taxes on their Contracts. We normally will deduct any charges for premium taxes from your Contract Value when it is applied to an Income Option. However, if a jurisdiction requires that premium taxes be paid at other times, such as when Premiums are paid, we will deduct premium taxes from your Contract Value at those times. State premium taxes currently range from 1.0% to 3.5% of Premium payments and are determined by the insurance laws of your state of residence.

Annual Maintenance Fee.  Your Contract will be subject to an annual maintenance fee of $25 during the Accumulation Period to compensate us for the expenses associated with administering your Contract. We will assess this fee annually, on every anniversary of the date of issue of your Contract, and if you surrender your Contract. We will waive the maintenance fee if your Contract Value equals or exceeds $25,000 on an anniversary of your Contract or the day you surrender your Contract. We do not deduct this charge during the annuity period. We will deduct this charge first from any amounts you have in the Short Term Holding